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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                 MARCH 20, 2003

                          COMMISSION FILE NO. 1 - 10421

                             LUXOTTICA GROUP S.P.A.

                         VIA CANTU 2, MILAN 20123 ITALY
                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______



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                                  [LUXOTTICA LOGO]


SET FORTH BELOW IS THE TEXT OF A PRESS RELEASE ISSUED ON MARCH 20, 2003.

LUXOTTICA GROUP'S U.S. SUBSIDIARY TO PURCHASE UP TO 10 MILLION ADDITIONAL ADRS

MILAN, ITALY, MARCH 20, 2003 . LUXOTTICA GROUP S.P.A. (NYSE: LUX; MTA: LUX) announced that its subsidiary, Luxottica U.S. Holdings Corp., has resolved to purchase up to 10,000,000 of the Company's ADRs (one ADR represents one Ordinary Share), representing 2.2 percent of the authorized and issued share capital.

Purchases will be made on the New York Stock Exchange over the 18-month period that begins today. This purchase plan is in addition to the buy-back plan covering 11,500,000 ADRs announced September 25, 2002. As of today, approximately six million ADRs were purchased under that buy-back program.

ABOUT LUXOTTICA GROUP S.P.A.

Luxottica Group is the world leader in the design, manufacture, marketing and distribution of prescription frames and sunglasses in mid- and premium-priced categories. The Group's products, which are designed and manufactured in six facilities in Italy and one in the People's Republic of China, include over 2,250 styles in a wide array of colors and sizes and are sold through 21 wholly-owned subsidiaries in the United States, Canada, Italy, France, Spain, Portugal, Sweden, Germany, the United Kingdom, Brazil, Switzerland, Mexico, Belgium, Argentina, South Africa, Finland, Austria, Norway, Japan, Hong Kong and Australia; two 75%-owned subsidiaries in Israel and Poland; a 70%-owned subsidiary in Greece; three 51%-owned subsidiaries in the Netherlands, Turkey and Singapore, one 49%-owned subsidiary in the Arab Emirates and one 44%-owned subsidiary in India. In March 2001, Luxottica Group acquired Sunglass Hut International, a leading sunglass retailer with approximately 1,900 stores worldwide. This followed the acquisitions of Bausch & Lomb sunglass business, which includes the prestigious Ray-Ban(R), Revo(R), ArnetteTM and Killer Loop(R) brands, in June 1999, and LensCrafters, the largest optical retail chain in North America, in May 1995. For fiscal 2002, Group net sales improved year-over-year by 2.2 percent to EUR 3,132.2 million and net income by 17.6 percent to EUR 372.1 million. Additional information on the company is available on the web at www.luxottica.com.

SAFE HARBOR STATEMENT

Certain statements in this press release may constitute forward looking statements which are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially, including risks that may not be subject to the Company's control. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, the Company's ability to successfully introduce new products, the Company's ability to effectively integrate recently acquired businesses, the availability of correction alternatives to prescription eyeglasses, as well as other political, economic and technological factors and other risks referred to in the Company's filings with the Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company does not assume any obligation to update them.

CONTACTS


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

Sabina Grossi, Director, Investor Relations                  Luca Biondolillo / Jessica Anderson
Alessandra Senici, Investor Relations                        BREAKSTONE & RUTH - NEW YORK
Silvia Cestelli Guidi, Investor Relations                    Tel.: +1 (646) 536-7012 / 7002
LUXOTTICA GROUP S.P.A.                                       E-mail: Janderson@breakstoneruth.com
Tel.: +39-02-8633-4665
E-mail: AlessandraSenici@Luxottica.com
SilviaCestelli@Luxottica.com

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             LUXOTTICA GROUP S.p.A.




                                             By: /s/ Roberto Chemello
                                             ----------------------------------
DATE: MARCH 25, 2003                         ROBERTO CHEMELLO,
                                             CHIEF EXECUTIVE OFFICER